May 25, 2017

BY EDGAR SUBMISSION

W. John Cash
Kevin Stertzel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549-4631

Re:    Herc Rentals Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 15, 2017
File No. 1-33139

Dear Mr. Cash:

This letter sets forth the response of Herc Holdings Inc. (the "Company") to the comment contained in your letter dated May 15, 2017, relating to the Company's Form 10-K for the fiscal year ended December 31, 2016 (the "Form 10-K") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed with the Securities and Exchange Commission (the "Commission") on March 15, 2017. The comment of the Staff of the Commission (the "Staff") is set forth in bold/italicized text below, and the Company's response is set forth in plain text immediately beneath such comment.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements

Note 21 - Segment Information, page 99

1.
We note from your disclosures, you offer a variety of services and products in addition to having operations in various key markets. Please tell us what consideration you have given toward providing product line revenue disclosures in accordance with ASC 280-10-50-40.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that it has evaluated the requirements of ASC 280-10-50-40, which requires a public entity to report the revenues from external customers for each product and service or each group of similar products and services, unless it is impracticable to do so.

The Company believes further breakout of its revenues is not required as the Company discloses on the face of the Consolidated Statements of Operations separate line items for each group of similar products and services, as follows: equipment rental revenue, sales of revenue earning equipment, sales of new equipment and service and other revenues. The following sets forth each revenue line item and our considerations regarding compliance with ASC 280-10-50-40.

•
Equipment rental revenue is derived from the rental of our equipment to our customers. The Company considers this rental activity to be one product offering as (i) we offer each type of equipment for rent in each region in which we operate, (ii) the Company makes decisions regarding our revenue earning equipment centrally, including managing relationships with our suppliers and marketing efforts, (iii) our equipment is managed as a pool of assets that can be deployed within the business on as-needed basis within North America and (iv) our customers may operate in various industries but are similar in that each customer may rent from each of the types of equipment the Company offers as the type of equipment is generally not specific to a certain industry.

Mr. W. John Cash
May 25, 2017

•
Sales of revenue earning equipment is viewed as one product line because our equipment is sold through similar sales channels in every region we operate and the decisions regarding the timing and mix of equipment sold are managed centrally.

•	Sales of new equipment is considered one product line based on similarities in product offerings to customers.

•
Service and other revenues from products and services offered to customers are similar as they all support the rental activity, such as fueling the equipment, transportation of multiple types of equipment, and training customers on operation and maintenance of the equipment.

For these reasons, we believe that the Company's disclosures comply with ASC 280-10-50-40.

* * *

If you require additional information or have questions, please do not hesitate to call me at (239) 301-1000.

Sincerely,

/s/ BARBARA L. BRASIER
Barbara L. Brasier
Senior Vice President and Chief Financial Officer
Herc Holdings Inc.